Mustang Resources Inc.
1574 Gulf Rd  #1505
Point Roberts, WA  98281
Phone 604-261-6100     Fax 604-608-9185

March 14, 2005

Securities and Exchange Commission
Washington, D.C.  20549-0405

Attention:  Albert Yarashus

Re: File No. 0-51135

Dear Sir:

The following are our responses to the SEC staff comments - Letter dated February 24, 2005 with regard to our filing of Form 10-SB on January 27, 2005 and Amendment No. 1 on January 31, 2005.

Our filing of our 10-SB Amendment No. 2 includes page numbers on the bottom of all pages.  Where practicable, these page numbers are referred to in our responses for your reference.

We are forwarding by courier a printed copy and a "Blackline" version of this Amendment No. 2.

Responses to SEC Letter dated February 24, 2005

1.

We understand our filing becomes effective by operation of law on March 27, 2005 and understand our responsibilities for filing periodic reports.  We have also reviewed the provisions of Rule 13a-13.

2.

We have added the following in bold text as the 2nd paragraph on page 3 under "Business Development.

We are not associated or affiliated in any way with Mustang Resources Inc. of 101 - 10th Street NW, Calgary, Alberta, Canada,  T2N 1V4, a company that operates in the oil and gas industry in Canada, and whose shares are traded on the Toronto Stock Exchange under the symbols MUS.A and MUS.B.

We have also added this paragraph to the Management's Discussion and Analysis section as the 3rd paragraph on page 13 and the Market Price and Dividends section as the 3rd paragraph on page 29.

3.

Added the following in bold text in the subsection titled "Our Business" as the 2nd paragraph on page 4.

The likelihood of finding any reserves, or mineral deposits which could be economically and legally extracted or produced, on any of our properties is extremely remote.  In all probability our properties do not contain any reserves.  Any funds spent on exploration will probably be lost.

 4.

On page 4, paragraph 3, where Phase 1 of our exploration program is mentioned, we have added a cross-reference to the later sub-section titled "Our Proposed Exploration Program" located on page 9.

5.

We have revised the paragraph regarding cash balances and working capital and removed the subsequent paragraph that was largely duplication.  The revised paragraph is now the 4th paragraph on page 4.

6.

Our disclosure has been expanded to include all points mentioned in your comment #6.  We have moved this disclosure to the 4th paragraph on page 3 under "Our Business" and displayed this disclosure in bold text for prominent disclosure.  Our revised disclosure is quoted below:

Our management does not have any technical training in the field of mineral exploration and is inexperienced in exploration, as well as starting and operating a mine.  Due to the lack of direct training and experience in these areas, our management may not be fully aware of many of the specific requirements related to working within the mining industry.  In addition, we will also have to rely on the expertise and services of qualified personnel for the surveying, exploration, and excavation of our mineral claims.  If we are unable to contract such services at reasonable costs, we may have to suspend or cease operations.  Decisions and choices made by our management due to their inexperience in this industry may not take into account standard engineering or managerial approaches that mineral exploration companies commonly use.  Consequently, our operations, earnings and ultimate financial success could suffer irreparable harm.

 7.

We have added discussion in the 5th paragraph on page 3 regarding our 2 phase exploration program.  Included in this discussion, is statements that we have not yet started Phase 1, that we will not start Phase 1 until we raise the necessary capital and that we will not proceed to Phase 2 until we have completed Phase 1 and analyzed the results of Phase 1.  We have also disclosed that even if we complete our two phase exploration program, and, if we are successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies to determine if the deposit is commercially viable or can be defined as a reserve.

8.

Disclosure regarding exploration plans for our properties has been expanded on pages 8 and 9 to include the type of mineralization and our justification for exploration on our staked properties.

9.

The current status, tenure numbers and expiry dates of the JC 1 - 4 claims has been updated in this amendment.  The mineral claims were re-staked in February 2005 and recorded with the Government of British Columbia, Canada.  The current four tenures expire on February 20, 2006.  Please see the table regarding the current tenures on page 6.

10.

Added disclosure that the Company does not have a contractual arrangement with Mr. Lumley and that he is compensated for any  geological consulting services that he performs for the Company on an hourly fee basis, paid by cash.  This disclosure is located in the 7th paragraph on page 13.

11.

We have expanded the disclosure in 2nd paragraph on page 6 regarding title to our mineral properties to include the reason's why our properties are held in Mr. Cook's name and reworded the disclosure regarding the Declaration of Trust and Mr. Cook interests in the claims as trustee of the mineral properties.  We have removed the reference of Mr. Cook being a principal shareholder as it is not relevant to this section.  Mr. Cook's share holdings are fully described in other sections including Part I, Item 4  and Item 7 and in Part II, Item 4.

12.

We have revised our glossary with the following technical and geological terms and definitions: age, arsenopyrite, barite, Cambrian, Cretaceous, era, epoch, greenstone, Jurassic, Mesozoic, metasedimentary rocks, metavolcanic rocks, Paleozoic, period, phyllites, Precambrian, Proterozoic, Quartz Diorite, SEDEX (sedimentary exhalative), stratabound, sulphide horizon and Triassic.  We have also revised our definitions of reserve, probable reserves and proven reserves to the definitions in Industry Guide #7.  Our revised glossary is filed as Exhibit 99.1.

We have revised the section titled "Property History" on page 8 and deleted the terms "Crone E.M. survey" and "UTEM survey" and replaced them with the more generic term of "electro magnetic geophysical survey".  These surveys were done approximately 20 years ago and we do not have supporting data to describe these surveys more precisely.

13.

The last paragraph in the sub-section titled "Regional Geology" regarding past productivity of mining and gold production in the Kootenay Arc that was in our previous filing has been deleted.  Regional Geology is located on page 8.

14.

Our discussion on pages 8 and 9 has been revised to explain our reference to "Detailed geological mapping..." to include what is meant by that term, the areas referred to and the nature and extent of the mapping.

15.

We have reviewed and updated all information in our 10-SB Amendment #2, to be current as of March 14, 2005.  We have also updated this filing to include our December 31, 2004 and 2003 audited financial statements and have removed our older audited and interim financial statements from this filing.

16.

Discussion of our cash requirements to fund our exploration program and to fund our operations has been expanded to include our plans for the types and sources of financing, expectations of related party financing and likely consequences if we should fail to meet our financing objectives. Please see paragraphs 3 and 4 on page 14.

17.

We have aggregated the share ownership of Terry and Nancy Cook and shown Terry Cook's share ownership at 100% of the issued and outstanding shares in the section "Security Ownership of Certain Beneficial Owners and Management.  We have also revised the footnotes to these tables to disclose their individual ownership amounts.  These tables are located on page 20.

18.

While Mustang's policy regarding conflicts of interest should, in our opinion, operate very effectively, you are quite correct that our approach falls short of dealing properly with the special case of Mustang Resources and Cougar Holdings, with a common Board of Directors, and with both being in the resource extraction business.  This was an oversight on our part, and has now been corrected as described below.

As a practical matter, the business interests of Mustang Resources Inc. are much different than those of Cougar Holdings Inc.  Firstly, Mustang is focused entirely on exploration for gold reserves, whereas Cougar concentrates entirely in the very specialized area of gemstone exploration, and precious opal in particular.  Gemstones would generally include diamonds, sapphires, garnets, opals etc.

Neither company has the capital resources to broaden its exploration efforts to expand from gemstone exploration to gold or vice versa.

Secondly, Mustang and Cougar perform their exploration work in distinctly different geographic locations.  Mustang's core area, the JC claims, are located in the Nelson mining division in southern British Columbia, whereas Cougar's core area, the WC claims, are located approximately 300 miles away in the Vernon mining division in central British Columbia.

Despite the clear differentiation of Mustang's interests and Cougar's interests by geographic location and by targeted mineral group, each Company's Board of Directors has also formalized the terms of their competitive relationship in seeking mineral properties.  The clarification of this relationship is located on pages 22 and 23 under "Conflicts of Interest".

Exhibit 10.7 provide that

(i)  Recognizing that their respective business interests are distinctly different, each company agrees not to register mineral claims within a 100 mile radius of the other company's "core mineral property" defined as the JC1 - JC4 claims for Mustang and the WC1 and WC2 claims for Cougar.

(ii)  In the unlikely event that either Mustang or Cougar registers a mineral claim in the defined "open area", that includes all lands not within a 100 mile radius of either company's core mineral property", then the other company has a 30 day right of first refusal to acquire a 50% individed interest in the claim, at the other party's cost.

The precise terms of the joint first refusal between Mustang and Cougar are set out in Exhibit 10.7.

Financial Statements

In this 10-SB Amendment #2 filing, we have updated the financial statements section to include our December 31,2004 and 2003 audited financial statements and removed the older December 31, 2003 and 2002 audited financial statements.  With the inclusion of the updated audited financial statements, we have also removed the interim financial statements.  Our responses to comments 19 to 24 pertain to the audited financial statements for the years ended December 31, 2004 and 2003 included with this filing.

19.

Not applicable to this filing.

20.

We have added the lines to our Balance Sheets regarding our authorized capital describing 40,000,000 authorized shares of preferred stock and 160,000,000 authorized shares of common stock.  Please see page 2 in the financial statements.

21.

We have removed the note "Impaired Asset Policy regarding our policy on accessing long-lived assets from the audited financial statements as it is not relevant.

22.

We have re-worded our disclosure to clarify our treatment of foreign currency transaction gains and losses.  We are recording all transactions in U.S. currency and any transaction in a foreign currency is converted to U.S. currency at the time of the transaction at the prevailing exchange rates.  The only foreign currency gains or losses reflected in net income would be when the U.S. dollar value of a monetary asset or liability that is denominated in a foreign currency changes due to a change in exchange rates.  The U.S. dollar value of the monetary asset or liability denominated in a foreign currency is measured at period end or at settlement date and compared to the most recent intervening balance sheet date or the transaction date (whichever is later) and any resulting gain or loss is reported in that period as a foreign currency gain or loss.

Mustang has not incurred any foreign currency transaction gains or losses since inception and we have included that disclosure for the relevant period in our notes to the financial statements .  In our re-worded disclosure, we have removed the phase "translation adjustments" which was, we believe, incorrectly used.  Please see page 7 in the financial statements.

23.

We have added a table listing the expiration dates of our operating loss carryforwards in Note 4 "Income Taxes".  Please see page 11 in the financial statements.

24.

The issue price of stock sold for cash has been re-stated to $0.50 and the issue price for stock issued for debt has been restated to $0.0025 to reflect the two-for-one forward stock split.  Please see pages 4 and 13 in the financial statements.

Exhibits:  In addition to the exhibits mentioned above, we have also updated the following exhibits in this filing:

Ex. 10.1, 10.2, 10.3 and 10.4 to reflect the new tenures of the JC mineral claims

Ex. 10.5 Declaration of Trust - dated February 20, 2005 regarding Mustang's JC claims held in trust by Mr. Cook.

Ex. 10.6 Related Party Payable - letter dated March 10, 2005 from Hudson Capital Corporation agreeing not to demand any payment of monies owing to Hudson from Mustang until July 15, 2007.  References to July 15, 2007 in the 10SB12G/A2 have been updated in paragraph 3 on page 15 and paragraph 5 on page 26.

Ex. 23.1 Consent of Expert - A more recent letter dated March 11, 2005 from Mr. William Lumley replaces the older letter dated January 12, 2005.

I trust the above responds fully to your comments.  If you have any questions, please do not hesitate to call the writer at 604-261-6100.  Our fax number is 604-608-9185.

Sincerely,
MUSTANG RESOURCES INC.

/s/ Terry G. Cook

Terry G. Cook
President